PROSPECTUS

Filed Pursuant to Rule 424(b)(1)
Registration No. 333-132903

2,500,000 Shares

Common Stock

We are selling 2,500,000 shares of our common stock. Our common stock is traded on the Nasdaq National Market under the symbol “BOFL.”

On May 9, 2006, the last reported sale price of our common stock on the Nasdaq National Market was $22.00 per share.

You should consider the risks which we have described in “ Risk Factors” beginning on page 11 before buying shares of our common stock.

	Per Share	Total
Public offering price	$21.50	$53,750,000
Underwriting discount	$1.29	$3,225,000
Proceeds, before expenses, to us	$20.21	$50,525,000

The underwriters may purchase up to an additional 375,000 shares from us at the public offering price, less the underwriting discount, within 30 days of the date of this prospectus, to cover over-allotments.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The securities are not savings accounts, deposits or obligations of any bank, and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

The underwriters expect to deliver the shares to purchasers on or before May 15, 2006.

RAYMOND JAMES	ALLEN & COMPANY LLC

RYAN BECK & CO.

The date of this prospectus is May 9, 2006.

BANCSHARES OF FLORIDA, INC

LOCATIONS

SUMMARY

This summary highlights information contained in, or incorporated by reference into, this prospectus. Because this is a summary, it may not contain all of the information that may be important to you. You should read the entire prospectus, our financial statements (including the related notes) and the other information that is incorporated by reference into this prospectus before making a decision to invest in our common stock.

In this prospectus, we rely on and refer to information and statistics regarding the banking industry and the Florida market. We obtained this market data from independent publications or other publicly available information. Although we believe these sources are reliable, we have not independently verified and do not guarantee the accuracy and completeness of this information.

Unless the text clearly suggests otherwise, references in this prospectus to “us,” “we,” “our,” “Bancshares,” or “the company” includes Bancshares of Florida, Inc. and its consolidated subsidiaries.

Bancshares of Florida, Inc.

We are a multi-bank holding company formed in 1998 and headquartered in Naples, Florida. We operate seven full-service branches through three banking subsidiaries: Bank of Florida—Southwest, headquartered in Naples, Florida; Bank of Florida, headquartered in Ft. Lauderdale, Florida; and Bank of Florida—Tampa Bay, headquartered in Tampa, Florida. Each bank operates with a separate management team and Board of Directors, emphasizing localized decision making and accountability, while having the support of centralized credit administration, technology and other operational functions at the holding company level. We provide highly personalized financial services to our target customer base of locally owned businesses, professional firms, real estate developers and investors, non-profit companies, and professionals, entrepreneurs, and their business interests. We strive to develop valued relationships with our clients, using our experienced management team, serving each client’s individual and corporate banking needs, and tailoring our products and services to consistently meet those needs.

We believe our success has been built on the strength of our management team and directors, our conservative credit culture, the attractive growth characteristics of the markets in which we operate and the ability to expand our franchise by attracting seasoned bankers with long-standing relationships in their communities. We believe that our decentralized community banking strategy allows our banks to compete effectively with larger competitors by providing superior, personalized customer service and local decision making capabilities, while at the same time leveraging a sophisticated and centralized back office infrastructure.

In the tradition of “private banking,” we provide our clients with customary individual and corporate services, including a variety of loan and deposit products, as well as wealth management services. Our bank subsidiaries offer a wide array of interest bearing and non-interest bearing accounts, including commercial and retail checking accounts, money market accounts, individual retirement accounts, regular interest bearing statement savings accounts, and certificates of deposit. Our lending products include commercial loans, real estate loans, home equity loans and consumer/installment loans. In addition, our bank subsidiaries provide such consumer services as U.S. Savings Bonds, traveler’s checks, cashier’s checks, safe deposit boxes, bank-by-mail services, direct deposit, on-line banking, and automated teller services. Specialized services to commercial customers include cash management, expanded on-line banking, lock box services, and door-to-door banking.

Bank of Florida Trust Company, our trust subsidiary headquartered in Naples, Florida, provides our customers wealth management and fiduciary services, as a trustee, executor, administrator, guardian, custodian of funds, asset manager and investment advisor. Our trust company serves all of our bank subsidiaries, generally having a representative situated in our local banks with a link to our centralized administrative and support services, which also facilitates cross-selling with commercial lending customers.

Our principal executive offices are located at 1185 Immokalee Road, Naples, Florida 34110 and our telephone number is (239) 254-2100. Our Internet address is www.bankofflorida.com. The information contained on our web site is not part of this prospectus.

Growth Highlights

Bancshares was incorporated in Florida in September 1998 to serve as a holding company for Bank of Florida—Southwest, then a national banking association in organization. Bank of Florida—Southwest commenced operations on August 24, 1999. Early in our development, we utilized the flexibility of the bank holding company structure to expand business lines and invest in attractive growth markets through the additions of: Bank of Florida Trust Company in April 2000; Bank of Florida in Ft. Lauderdale in July 2002; and Bank of Florida—Tampa Bay in November 2004.

Our investment in operations and personnel at the holding company level in Naples has provided valuable support to our subsidiary banks in similar markets throughout South Florida and the Tampa Bay Area. Furthermore, we believe our centralized support will significantly reduce the costs of expanding into new markets. While each bank has its own controller or chief financial officer, the centralized services and expertise of our financial staff in Naples, under the direction of our Chief Financial Officer, coordinates the financial planning, regulatory reporting and compliance, and capital management and resources for our subsidiary banks, as well as administers a system of sound and effective financial control.

Due to our substantial investment in our current model, we have achieved significant growth in assets, loans, deposits, top-line revenues, and trust assets under advice. Throughout our growth, we have emphasized the importance of a disciplined credit culture and have been successful in maintaining strong asset quality. Our financial highlights from December 31, 2000 to December 31, 2005, include the following:

•	Our total assets have grown from $49 million to $570 million, a compound annual growth rate of 63%;

•	Our total loans have grown from $33 million to $488 million, a compound annual growth rate of 71%;

•	Our total deposits have grown from $40 million to $495 million, a compound annual growth rate of 65%;

•	Our top-line revenues have grown from $1.3 million to $22.4 million, a compound annual growth rate of 76%; and

•	Our trust assets under advice have grown from $18 million to $390 million, a compound annual growth rate of 86%.

We consider “top-line revenue” to be useful in explaining our financial performance, as it combines both our lending or spread income business (interest income less interest expense) and our fee income business, both of which often pertain to the same customer base and can be matched against underlying non-interest expenses. Top-line revenue equals net interest income before provision for loan losses plus non-interest income, exclusive of gains or losses on sales of investment securities.

During the same period of rapid growth described above, we achieved the following highlights:

•	The fourth quarter of 2005 marked the third consecutive profitable quarter for Bancshares, with a pre-tax profit of approximately $1.2 million for fiscal year 2005;

•	Our asset quality at year-end 2005 remained strong with nonperforming loans to loans of 0.07% and annual net charge-offs to average loans of 0.03%.

•	Our efficiency ratio improved from a high of 151% in 2002 to 86% in 2005, excluding one time costs of accelerating vesting of stock options.

Strategy for Growth

We seek to increase long-term stockholder value through internal growth, expanded product lines and selective geographic expansion. We expect to continue to selectively evaluate acquisition candidates and new banking office locations with a focus on deepening our presence in our core markets. We intend to pursue opportunities that we perceive to be beneficial to the long-term value of our franchise. We believe continued development, retention and expansion of our experienced management group is vital to the successful implementation of our growth strategy. We have targeted high growth, affluent, urban markets on the east and west coasts of South Florida and the Tampa Bay area. These are large, centralized markets where a community bank can have significant growth with a limited number of branch locations.

Our growth strategy entails the following key components:

•	Operating Leverage. We have recently been able to capitalize on our significant investments in infrastructure, operations and technology. Our decentralized subsidiary management teams spend the majority of their time focusing on providing superior, personalized customer service and not on day-to-day back office operations. Our subsidiary banking teams leverage local decision-making capabilities, and stay attuned to community matters, while at the same time relying on sophisticated back office support, similar in structure to a larger banking institution.

•	Developing Our Existing Relationships. An important part of our future growth will be the continued development of our existing client relationships. As the needs of our clients change and grow, we seek to grow with them and continue to provide them with our custom-tailored, flexible services. We believe we have a significant opportunity to further develop our existing client relationships in each of our banking offices. In particular, we seek to develop our wealth management business through our existing clients.

•	Capitalizing on Opportunities Created by Consolidation. We plan to take advantage of the opportunities created by the consolidation that has occurred in the Florida banking industry in recent years. We believe that the consolidation has reduced the levels of personalized services. In addition, for the most part, the national and regional financial institutions that dominate the banking industry in South Florida and the Tampa Bay area have increasingly focused on larger corporate customers, a high volume of retail customers, standardized loan and deposit products and other services. As a result of these factors, we believe there currently exists a significant opportunity to attract and retain both customers who are dissatisfied with their current banking relationships and employees dissatisfied with working in a larger bank environment.

•	Increasing the Reach of Our Existing Banking Offices. In addition to increasing the services provided to our existing clients, we seek to expand the market presence of our existing banking offices, particularly in our newer markets. We believe that the growing need for private banking services in these markets is still largely unmet and there is a significant opportunity to increase our client base in these offices, particularly in the wealth management area.

•	Expanding Product Lines and Services. We believe that by continuing to invest in technology and broadening our product lines and services, we should be able to achieve an increase in our franchise value and strengthen our client relationships. We continue to focus our efforts on expanding our deposit mix and attracting business operating accounts through specialized services that include cash management, expanded on-line banking, lock box, and door-to-door banking.

•	Expanding into New Markets. We believe the demand for our private banking services is not unique to the current markets that we serve. As we identify quality people in other Florida metropolitan markets that present opportunities for growth and development similar to those in our current markets, we will consider selective geographic expansion by establishing new banking offices or through possible acquisitions of existing financial institutions.

Bancshares’ Approach to Relationship Banking

We believe that we have developed a unique approach to private banking designed to provide our clients with highly responsive and individualized service. We emphasize personalized client relationships and custom-tailored financial services, complemented by the convenience of technology. The key aspects of our private banking approach are:

•	Personal Relationships. Our approach begins with the development of strong, dedicated relationships with our clients. By dedicating bank resources and investing in our customers, we are able to build ongoing relationships that allow our team members to use their increasing knowledge of our clients and their financial history and goals to quickly adapt our services to their individualized needs and expand the scope of services provided to each client. To complement and enhance the level of service that we provide our clients, we have made, and will continue to make, investments in technology.

•	Affluent Target Clients. We offer our services to those members of the affluent segment of the population who are focused on building and preserving wealth. Our clients include professionals and entrepreneurs with annual incomes well above national averages. We target service industries such as the accounting, legal and medical professions, as well as owners of closely-held businesses, commercial real estate investors and corporate executives. We believe that this segment of the market is most suited to our business and that these individuals are also likely to develop long-term relationships with us. Although we generally target individuals with high annual incomes and net worth, we also recognize the growth potential of certain young professionals and entrepreneurs and extend our services to those individuals whose income or net worth does not initially meet our criteria.

•	Customized Financial Services. In taking a long-term relationship approach with our clients, we are able to differentiate our services from the “one-size-fits-all” mentality of other financial institutions. Our clients use a wide variety of financial services beyond traditional banking products, and we work with them to identify their particular needs and to develop and tailor our services to meet those needs.

Market Areas and Competition

We believe that there is a significant market segment of small to mid-sized businesses that are seeking a locally-based commercial bank capable of providing a high degree of flexibility and responsiveness, in addition to offering a broad range of financial products and services. We believe that the local community banks that compete in our markets generally do not offer the depth of products and services that our customers require to meet their growing needs, while the large, national banks lack the flexibility and personalized service that our customers desire in their banking relationships. By offering flexibility and responsiveness to our customers and providing a full range of financial products and services, we believe that we can better serve our markets. We currently operate in what we believe to be several of the most attractive markets in the Florida:

•	Collier and Lee Counties (served by Bank of Florida—Southwest);

•	Broward, Palm Beach and Miami-Dade Counties (served by Bank of Florida in Ft. Lauderdale); and

•	Hillsborough and Pinellas Counties (served by Bank of Florida—Tampa Bay).

These markets enjoy high per capita income and are expected to experience some of the fastest population growth in the country. According to data reported by SNL Financial LC, the weighted average population in the Florida counties that we currently serve grew by 17.1% from 2000 to 2005, and is projected to grow by 16.2% from 2005 to 2010. This compares to the national averages of 6.2%, and 6.3%, respectively. Furthermore, SNL reports that the weighted average projected household income for our markets grew by 19.0% from 2000 to 2005, and is projected to grow by 18.1% from 2005 to 2010, compared to the national averages of 18.0% and 17.4%, respectively.

According to data reported by SNL Financial, Collier and Lee Counties are two of the fastest growing counties in the state, with population growth rates from 2000 to 2005 of 26.8% and 22.4%, respectively, and expected population growth rates from 2005 to 2010 of 25.5% and 22.5%, respectively. These two counties combined had approximately $20.2 billion in deposits as of June 30, 2005. Bank of Florida—Southwest had 2.4% of all deposits in Collier County as of June 30, 2005.

Broward and Palm Beach Counties had population growth rates from 2000 to 2005 of 9.1% and 13.2%, respectively, and expected population growth rates from 2005 to 2010 of 7.7% and 13.5%, respectively. The two counties combined had approximately $67.2 billion in deposits as of June 30, 2005, representing nearly 19.7% of Florida’s deposits. Bank of Florida had 0.50% of all deposits in Broward County as of June 30, 2005.

Hillsborough County’s total population grew by approximately 14.5% from 2000 to 2005 and is expected to grow by 14.4% from 2005 to 2010. Hillsborough County had approximately $16.8 billion in deposits as of June 30, 2005, with approximately 4.9% of the state’s deposits.

With the acquisition of Bristol Bank and addition of the Aventura branch, Bancshares will be entering the Miami-Dade market. Miami-Dade County’s total population grew by 8.1% from 2000 to 2005 and is expected to grow by 8.1% from 2005 to 2010. Miami-Dade County had approximately $69.9 billion in deposits as of June 30, 2005, representing 20.4% of the state’s deposits.

The demographics of Broward, Palm Beach, Collier, Lee, Hillsborough, and Miami-Dade Counties support our plans to grow assets and deposits with limited, well selected, full-service locations. The banking locations that we have initially targeted: Naples; Fort Lauderdale; Palm Beach; Tampa Bay; and southern Lee County have been among the fastest growing major deposit markets in the state. In addition to the above, we are also planning to expand into Miami-Dade County by both opening a branch in Aventura and acquiring Bristol Bank in Coral Gables. We are also considering opening either a loan production office or full service branch office in Pinellas County, Florida.

We believe that the rapid economic and population growth of our markets will provide us with significant opportunities in the future. The growth in the metropolitan areas that we serve has been driven by a variety of factors, including a service economy associated with the hospitality and tourism industries, affordable housing, the lack of a state income tax, and a growing base of senior and retirement communities. Increased economic activity by individuals and accelerated infrastructure investments by businesses should generate additional demand for our products and services. For example, economic growth should produce additional commercial and residential development, providing us with greater lending opportunities. In addition, as per capita income continues to rise, there should be greater opportunities to provide financial products and services, such as checking accounts and wealth and asset management services.

The foregoing deposit market share data and population growth rates were obtained from SNL Financial, LC. The market share information is based on a weighting of deposits of banks and thrifts and does not include non-retail branches or deposits of credit unions.

RECENT DEVELOPMENTS

Bristol Bank Acquisition

On March 7, 2006, we entered into a definitive acquisition agreement with Bristol Bank, a Florida state-chartered bank located in Coral Gables, Florida. The merger is intended to establish a presence for our Bank of Florida subsidiary in Coral Gables and Miami-Dade County, Florida, in conjunction with Bank of Florida’s planned Aventura branch office. As of December 31, 2005, Bristol had $91.3 million in total assets, $58.9 million in total net loans, $69.3 million in total deposits and $10.1 million in shareholders’ equity.

Pursuant to our agreement we will acquire Bristol in exchange for a combination of cash and stock valued at $20.9 million and will merge Bristol into Bank of Florida. The agreement calls for Bristol shareholders to receive

70 percent of the purchase price in Bancshares common stock and 30 percent in cash. This consideration equates to 2.07 times Bristol’s book value as of December 31, 2005, and is expected to be modestly accretive to Bancshares’ earnings and book value in 2006.

Christopher Roden, Bristol’s Chairman, and John S. Chaperon, Bristol’s President and a former Bancshares executive officer, are expected to join Bank of Florida’s management team following the merger. This should enable us to enhance and strengthen Bristol’s current client relationships by providing access to greater technology and expanded products, as well as wealth management services that are in high demand in the Miami-Dade market. Following the merger, Patricia Frost, a Bristol Bank Board member and prominent member of the Miami-Dade community, has also agreed to join Bancshares’ Board.

The transaction is subject to customary closing conditions, including approval from Bristol Bank’s shareholders and banking regulators and is expected to close prior to the end of the third quarter of 2006.

The foregoing discussion may be deemed to be offering materials of Bancshares in connection with Bancshares’ proposed acquisition of Bristol. Bancshares and Bristol shareholders and other investors are urged to read the Proxy Statement/Prospectus that will be included in the Registration Statement on Form S-4, which Bancshares will file with the Securities and Exchange Commission in connection with the proposed merger, because it will contain important information about Bancshares, Bristol Bank, the merger, the solicitation of proxies in the merger and related matters.

At and for the year ended December 31, 2005, the pro forma impact of the Bristol acquisition would be:

Balance Sheet and Capital Ratios	Bancshares	Bristol Bank	Pro Forma Adjustments	Pro Forma Combined
	(Dollars in thousands, except per share data)
Assets	$569,782	$91,237	$4,032	$665,051
Loans, net	482,119	59,429	(153)	541,395
Deposits	495,080	69,310	(383)	564,007
Shareholders’ equity	59,061	10,121	4,544	73,726
Leverage ratio	10.28%	10.13%	—	9.42%
Tier 1 risk-based capital ratio	10.48	14.04	—	9.80
Total risk-based capital ratio	13.37	15.13	—	12.50

Statement of Operations Data
Net interest income	$19,143	$2,621	$(16)	$21,748
Provision for loan losses	1,903	249	—	2,152
Non-interest income	3,259	454	—	3,713
Non-interest expense	19,344	3,021	—	22,365
Amortization of core deposit intangibles	—	—	140	140
Taxes	(3,728)	(66)	—	(3,794)

Net (loss) income	$4,883	$(129)	$(156)	$4,598

Efficiency ratio	86.35%	98.24%	—	88.39%

The pro forma impact is based on historical results for both companies and does not assume any growth in revenue or cost savings. The adjustments are primarily the goodwill, fair value accounting adjustments and value of shares issued. The impact to net income from the adjustments is derived from the impact of the amortization of the fair value adjustment to the loans, deposits and borrowings, less the amortization of core deposit intangibles.

First Quarter 2006 Results

On April 19, 2006, we reported first quarter 2006 net income of $400,000, or $0.06 per diluted share. This marks the fourth consecutive quarter of rising profitability, following a pretax loss of $375,000, or $0.09 per share, in the first quarter of 2005 when we were not in a taxable position. On a pretax basis, first quarter 2006 income was $670,000, an increase of more than $1.0 million from the first quarter of 2005.

Top-line revenue increased $658,000 or 10%, compared to the fourth quarter of 2005 to $7.3 million, and increased $3.0 million or 69% compared to the first quarter of 2005. The Company defines top-line revenue as the sum of net interest income plus noninterest income (excluding net securities gains/losses).

Net interest income increased $438,000 or 8%, compared to the fourth quarter of 2005 to $6.2 million, and increased $2.6 million or 72% compared to the first quarter of 2005. These increases were partially a result of an improved net interest margin, which rose to 4.43% in the first quarter, up one basis point in the last 90 days and 82 basis points in the past four quarters.

Noninterest income increased $220,000 or 25%, compared to the fourth quarter of 2005 to $1.1 million, and increased $401,000 or 57% compared to the first quarter of 2005. These increases were primarily due to expanded trust revenues and increased fees from selling mortgages into the secondary market.

Noninterest expense increased 11% or $593,000, compared to the fourth quarter of 2005, causing the efficiency ratio (noninterest expense divided by top-line revenue) to increase slightly to 82.6% from 81.8%. The Company’s efficiency ratio improved by 19 percentage points compared to the first quarter of 2005, reflecting significant positive operating leverage. Overall, noninterest expense increased by 37% or $1.6 million compared to the first quarter of 2005.

At March 31, 2006, total assets were $620 million, a $50 million or 9% increase from assets at December 31, 2005. Loans at quarter end totaled $551 million, up $64 million or 13% compared to fourth quarter 2005, and $190 million or 53% greater than the same period last year. Average deposits for the first quarter totaled $530 million, up $51 million or 11% compared to fourth quarter 2005, and $151 million or 40% greater than the same period last year. Average noninterest-bearing checking (DDA) accounts climbed $29 million or 49% compared to first quarter 2005.

Asset quality continued to be strong in the first quarter, with nonperforming loans (nonaccruals and 90+ days past due) decreasing from $321,000 at year-end 2005 to $45,000 at March 31, 2006, representing only one nonaccrual loan. Nonperformers as a percent of loans outstanding fell to 0.01% from 0.07% at December 31, 2005.

The following table summarizes selected unaudited financial data for the first quarter of 2006 and 2005. You should read this table in conjunction without our consolidated financial statements and their related notes incorporated by reference into this prospectus. Results for past periods are not necessarily indicative of results that may be expected for any future period.

Selected Financial Data

(Dollars in thousands, except per share data.)

	At and for the Quarter Ended March 31,
	2006	2005
Total assets	$620,136	$442,053
Loans	551,078	361,168
Deposits	535,192	390,374
Stockholders’ equity	59,485	41,501

Net interest income after provision for loan losses	5,612	3,324
Noninterest income	1,099	698
Net income (loss)	400	(375)

Basic income (loss) per share	$0.07	$(0.09)
Diluted income (loss) per share	0.06	(0.09)
Book value per common share	10.01	7.82
Tangible book value per common share	9.86	7.66

Total shares outstanding	5,944,533	4,836,331

Return on average assets	0.26%	(0.35)%
Return on average common stockholders’ equity	2.77	(3.87)
Net interest margin	4.43	3.61
Efficiency ratio	82.57	101.83

Net charge-offs to average loans	0.12%	0.00%
Nonperforming assets to period end assets	0.01	0.11
Allowance for loan losses to period end loans	0.92	0.86
Allowance for loan losses to nonperforming loans	11,121.59	644.83

THE OFFERING

Common stock offered:	2,500,000 shares (2,875,000 shares if the underwriters exercise their over-allotment option in full)

Common stock to be outstanding upon completion of this offering:	8,444,533 shares (8,819,533 if the underwriters exercise their over-allotment in full)(*)

Use of proceeds:

We intend to use the net proceeds from this offering to increase our capital in anticipation of future growth and for other corporate purposes. Specifically, we intend to use portions of the net proceeds to pay the cash portion of the merger consideration for our acquisition of Bristol Bank, capitalize a planned de novo bank in Palm Beach County, Florida, and contribute capital to Bank of Florida—Tampa Bay, and retire a portion of our subsidiary banks’ subordinated debt.

Risk factors:

See “Risk Factors” beginning on page 11 and other information included or incorporated by reference in this prospectus for a discussion of factors you should consider before deciding to invest in our common stock.

Nasdaq National Market Symbol:	BOFL

(*)	The number of shares outstanding after this offering set forth above does not include 942,629 shares reserved for issuance under our stock option and warrant plans at a weighted average price of $13.53 as of April 20, 2006 or shares to be issued in the Bristol Bank merger. If issued, those reserved shares would represent 16% of our shares issued before the offering and 11% of our outstanding shares after issuing 2,500,000 shares in this offering.

SUMMARY SELECTED FINANCIAL DATA

The following table shows selected financial data for Bancshares of Florida and its consolidated subsidiaries for the years ending December 31, 2001 through 2005. You should read this table in conjunction with our consolidated financial statements and their related notes incorporated by reference into this prospectus. Results for past periods are not necessarily indicative of results that may be expected for any future period.

	At and for the Year Ended December 31,
	2005	2004	2003	2002	2001
	(Dollars in thousands, except per share data.)
Statement of Operations Data:
Total interest income	$28,491	$14,767	$8,856	$5,884	$4,450
Total interest expense	9,348	4,962	3,278	2,438	2,251

Net interest income before provision for loan losses	19,143	9,805	5,578	3,446	2,199
Provision for loan losses	1,903	1,279	833	487	215

Net interest income after provision for loan losses	17,240	8,526	4,745	2,959	1,984
Noninterest income	3,259	2,176	1,335	808	488
Noninterest expense	19,344	13,582	8,789	6,407	3,024

Income (loss) before tax benefit	1,155	(2,880)	(2,709)	(2,640)	(552)
Income tax benefit	(3,728)	—	—	—	—

Net income (loss)	$4,883	$(2,880)	$(2,709)	$(2,640)	$(552)

Balance Sheet Data:
Total assets	$569,782	$420,808	$222,610	$144,535	$77,092
Total cash and cash equivalents	50,117	57,897	8,424	26,373	6,002
Investment securities	18,622	25,945	8,072	6,664	76
Loans	487,574	325,981	200,490	105,889	68,406
Allowance for loan losses	4,603	2,817	1,568	907	494
Deposits	495,080	376,064	201,154	129,327	64,288
Other borrowings	14,000	2,000	—	—	—
Stockholders’ equity	59,061	41,954	21,220	15,006	8,521

Share Data:
Basic income (loss) per share	$0.82	$(0.81)	$(0.92)	$(1.48)	$(0.47)
Diluted income (loss) per share	0.79	(0.81)	(0.92)	(1.48)	(0.47)
Book value per common share (period end)	9.94	7.93	6.89	7.22	7.31
Tangible book value per common share (period end)	9.78	7.73	6.89	7.22	7.31
Weighted average shares outstanding—basic	5,595,233	3,811,270	2,948,514	1,784,892	1,165,370
Weighted average shares outstanding—diluted	5,813,230	3,811,270	2,948,514	1,784,892	1,165,370
Total shares outstanding	5,943,783	4,835,632	3,079,199	2,079,199	1,165,370

Performance Ratios:
Return on average assets	0.98%	(0.93)%	(1.52)%	(2.57)%	(0.87)%
Return on average common stockholders’ equity	9.79	(9.57)	(12.42)	(19.49)	(7.74)
Interest-rate spread during the period	3.55	3.02	2.99	2.89	2.76
Net interest margin	4.11	3.42	3.37	3.64	3.77
Efficiency ratio	86.35	113.36	127.12	150.61	112.60

Asset Quality Ratios:
Nonperforming loans to total loans	0.07%	0.18%	0.02%	0.24%	0.35%
Nonperforming assets to period end assets	0.06	0.14	0.02	0.18	0.31
Net charge-offs to average loans	0.03	0.01	0.16	0.09	0.00
Allowance for loan losses to nonperforming loans	1,435.40	480.70	3,336.17	352.82	207.65
Allowance for loan losses to period end loans	0.94	0.86	0.78	0.86	0.72

Capital and Liquidity Ratios:
Average equity to average assets	10.34%	10.61%	12.21%	13.17%	11.21%
Leverage	10.28	11.07	10.32	10.99	13.38

Risk-based capital:
Tier 1	10.48%	11.85%	11.66%	15.40%	13.36%
Total	13.37	13.24	12.52	16.33	14.14
Average loans to average deposits	92.81	95.23	93.96	96.03	95.78

Trust Assets Under Advice:
Total assets under advice	$390,002	$202,138	$131,000	$72,000	$57,332
Trust fees	1,546	1,063	492	297	149
Trust fees as a % of average assets under advice	0.52%	0.64%	0.48%	0.46%	0.40%

RISK FACTORS

Investing in our common stock involves risks. In addition to the other information set forth elsewhere in this prospectus and in our Securities and Exchange Commission filings referenced on pages 29 and 30, the following factors relating to us and our common stock should be considered carefully in deciding whether to invest in the offering.

Risks Related to Our Business

We have incurred cumulative operating losses since we commenced operations and may incur losses in the future

Since we commenced our operations on August 24, 1999, we have incurred an accumulated deficit of approximately $6.9 million as of December 31, 2005. This deficit is primarily due to the costs of implementing our business strategy, which included opening Bank of Florida—Southwest, Bank of Florida Trust Company, Bank of Florida in Fort Lauderdale and Bank of Florida—Tampa Bay, and the continuing expansion of our banking activities in our markets, as well as the impact of historically low interest rates and other factors. We may charter additional banks in the future, such as the one planned for Palm Beach County. A newly formed bank is typically expected to incur operating losses in its early periods of operations because of an inability to generate sufficient net interest income to cover operating expenses. Those operating losses can be significant and can occur for longer periods than planned, depending on the new bank’s ability to control operating expenses and generate net interest income. There is a risk that losses at our new subsidiaries may exceed profits at our existing subsidiaries. We did record a $4.9 million net profit in 2005, but more than $3.7 million of that was related to the recognition of a deferred tax asset.

We may encounter unexpected financial and operating problems due to our rapid growth

We have grown significantly since we opened our first bank subsidiary, Bank of Florida—Southwest, in late-1999. Our total assets have grown to approximately $569.8 million as of December 31, 2005. Our rapid growth may result in unexpected financial and operating problems, including problems in our loan portfolio due to its unseasoned nature, and turnover or rapid increases in members of management and staff, which may affect the value of our shares. The proposed merger with Bristol Bank may add additional pressures to our internal control systems, and our financial and operating success will depend in large part on our success in integrating these operations. In addition, if our loan and asset growth continues at its current pace, it may be difficult to retain our and our subsidiaries’ “well capitalized” designations with the Federal Deposit Insurance Corporation. If we or our bank subsidiaries fall below being “well capitalized” to “adequately capitalized,” we may sell participations in some of our loans in order to decrease the amount of our assets. This could result in lower earnings due to us retaining a lower level of earning assets.

Our growth strategy may not be successful

As a strategy, we have sought to increase the size of our franchise through rapid growth and by aggressively pursuing business development opportunities. We can provide no assurance that we will continue to be successful in increasing the volume of loans and deposits at acceptable risk levels and upon acceptable terms and expanding our asset base while managing the costs and implementation risks associated with this growth strategy. There can be no assurance that any further expansion will be profitable or that we will continue to be able to sustain our historical rate of growth, either through internal growth or through other successful expansions of our banking markets, or that we will be able to maintain capital sufficient to support our continued growth.

Losses from loan defaults may exceed the allowance we establish for that purpose, which will have an adverse effect on our business

If a significant number of loans are not repaid, it would have an adverse effect on our earnings and overall financial condition. Like all financial institutions, we maintain an allowance for loan losses to provide for losses inherent in the loan portfolio. The allowance for loan losses reflects our management’s best estimate of probable losses in the loan portfolio at the relevant balance sheet date. This evaluation is primarily based upon a review of our and the banking industry’s historical loan loss experience, known risks contained in the loan portfolio, composition and growth of the loan portfolio, and economic factors. However, the determination of an appropriate level of loan loss allowance is an inherently difficult process and is based on numerous assumptions. As a result, our allowance for loan losses may not be adequate to cover actual losses, and future provisions for loan losses may adversely affect our earnings.

If real estate values in our target markets decline, our loan portfolio would be impaired

A significant portion of our loan portfolio consists of loans secured by real estate located in the Collier/Lee County markets. We have also been generating a significant amount of real estate-secured loans in our Broward/Palm Beach County and Hillsborough County markets. Real estate values and real estate markets are generally affected by, among other things, changes in national, regional or local economic conditions; fluctuations in interest rates and the availability of loans to potential purchasers; changes in the tax laws and other governmental statutes, regulations and policies; and acts of nature. If real estate prices decline in any of these markets, the value of the real estate collateral securing our loans could be reduced. Such a reduction in the value of our collateral could increase the number of non-performing loans and adversely affect our financial performance.

If we lose key employees, our business may suffer

Our success is largely dependent on the personal contacts of our officers and employees in our market areas. If we lose key employees, temporarily or permanently, our business could be hurt. We could be particularly hurt if our key employees went to work for our competitors. Our future success depends on the continued contributions of our existing executive management personnel, including our President and Chief Executive Officer Michael L. McMullan, Executive Vice President/Chief Operating Officer Martin P. Mahan, Executive Vice President/Chief Financial Officer Tracy L. Keegan, Executive Vice President/Chief Lending Officer Craig D. Sherman, Executive Vice President/Director of Operations and Technology Daniel W. Taylor, and Executive Vice President/Director of Corporate Risk Management John B. James. In each of our markets, we are also dependent on the presidents of our subsidiaries. We have entered into employment contracts with three of our executive officers and change in control agreements with certain of our other executive officers and market presidents. The term of the typical agreement is either two or three years, and in the case of the employment agreements, with daily or annual renewal terms that can be terminated by either party, as well as “sunset” provisions that cause the renewals to automatically cease after a pre-determined date. Both sets of agreements also contain non-competition provisions with six month durations to help alleviate some of this risk. There is no assurance, however, that the loss of one or more of our executive officers or market presidents would not have an adverse effect on our business or prospects.

Our executive officers and directors have substantial control over our company, which could delay or prevent a change of control favored by our other shareholders

Our executive officers and directors, if acting together, will be able to significantly influence all matters requiring approval by our shareholders, including elections of directors and the approval of mergers or other business combination transactions. Our executive officers and directors own approximately 902,000 shares, representing approximately 15% of the total number of shares outstanding and have vested options and warrants to acquire approximately 445,000 additional shares.

The interests of these shareholders may differ from the interests of our other shareholders, and these shareholders, acting together, will be able to influence all matters requiring approval by shareholders. As a result, these shareholders could approve or cause us to take actions of which you may disapprove or that may be contrary to your interests and those of other investors.

Our subsidiary banks face strong competition in their market areas that may limit their asset growth and profitability

Our primary market areas are the urban areas on the East and West Coasts of South Florida and the Tampa Bay area. The banking business in these areas is extremely competitive, and the level of competition facing us following our expansion plans may increase further, which may limit our asset growth and profitability. Each of our subsidiary banks experiences competition in both lending and attracting funds from other banks, savings institutions, and non-bank financial institutions located within its market area, many of which are significantly larger institutions. Non-bank competitors competing for deposits and deposit type accounts include mortgage bankers and brokers, finance companies, credit unions, securities firms, money market funds, life insurance companies and the mutual funds industry. For loans, we encounter competition from other banks, savings associations, finance companies, mortgage bankers and brokers, insurance companies, small loan and credit card companies, credit unions, pension trusts and securities firms.

If adverse economic conditions in our target markets exist for a prolonged period, our financial results could be adversely affected

Our success will depend in large part on economic conditions in Southeast and Southwest Florida, as well as the Tampa Bay area. A prolonged economic downturn or recession in these markets could increase our nonperforming assets, which would result in operating losses, impaired liquidity and the erosion of capital. A variety of factors could cause such an economic dislocation or recession, including adverse developments in the industries in these areas such as tourism, or natural disasters such as hurricanes, floods or tornadoes, or terrorist activities.

Bancshares of Florida and its subsidiaries operate in an environment highly regulated by state and federal government; changes in federal and state banking laws and regulations could have a negative impact on Bancshares of Florida’s business.

As a bank holding company, Bancshares of Florida is regulated primarily by the Federal Reserve Board. Our current subsidiaries are regulated primarily by the Florida Office of Financial Regulation and the Federal Deposit Insurance Corporation. Federal and various state laws and regulations govern numerous aspects of the banks’ operations, including:

•	Adequate capital and financial condition;

•	Permissible types and amounts of extensions of credit and investments;

•	Permissible non-banking activities; and

•	Restrictions on dividend payments.

Federal and state regulatory agencies have extensive discretion and power to prevent or remedy unsafe or unsound practices or violations of law by banks and bank holding companies. Bancshares of Florida and its subsidiaries also undergo periodic examinations by one or more regulatory agencies. Following such examinations, Bancshares of Florida may be required, among other things, to change its asset valuations or the amounts of required loan loss allowances or to restrict its operations. Those actions would result from the regulators’ judgments of the banking regulatory agencies, based on information available to them at the time of their examination.

Regulatory action could severely limit future expansion plans

To carry out some of our expansion plans, Bancshares of Florida is required to obtain permission from the Federal Reserve Board. Applications for the formation of new banks and the acquisition of existing banks are submitted to the state and federal bank regulatory agencies for their approval. The future climate for regulatory approval is impossible to predict. Regulatory agencies could prohibit or otherwise significantly restrict the expansion plans of Bancshares of Florida, its current subsidiaries and future new start-up banks, which could limit our ability to increase revenue.

Risks Related to the Offering

Investors may face dilution resulting from the issuance of common stock in the future

We have the power to issue common stock without shareholder approval, up to the number of authorized shares set forth in our Articles of Incorporation. Our Board of Directors may determine from time to time a need to obtain additional capital through the issuance of additional shares of common stock or other securities, subject to limitations imposed by Nasdaq and the Federal Reserve Board. There can be no assurance that such shares can be issued at prices or on terms better than or equal to the terms obtained by our current shareholders. The issuance of any additional shares of common stock by us in the future may result in a reduction of the book value or market price, if any, of the then-outstanding common stock. Issuance of additional shares of common stock will reduce the proportionate ownership and voting power of our existing shareholders.

Shares of our preferred stock may be issued in the future which could materially adversely affect the rights of the holders of our common stock

Pursuant to our Articles of Incorporation, we have the authority to issue additional series of preferred stock and to determine the designations, preferences, rights, qualifications or restrictions of those shares without any further vote or action of the shareholders. The rights of the holders of our common stock will be subject to, and may be materially adversely affected by, the rights of the holders of any preferred stock that may be issued by us in the future.

Our common stock is not an insured bank deposit and is subject to market risk

Our shares of common stock are not deposits, savings accounts or other obligations of us, our subsidiaries or any other depository institution, are not guaranteed by us or any other entity, and are not be insured by the Federal Deposit Insurance Corporation or any other governmental agency.

We may need additional capital in the future and this capital may not be available when needed or at all

We may need to incur additional debt or equity financing in the near future to fund future growth and meet our capital needs. We cannot assure you that such financing will be available to us on acceptable terms or at all. If we are unable to obtain future financing, we may not have the resources available to fund our planned growth.

Future sales of our common stock could depress the price of the common stock

Sales of a substantial number of shares of our common stock in the public market by our shareholders after this offering, or the perception that these sales are likely to occur, could cause the market price of our common stock to decline. Upon completion of this offering, we will have approximately 8,444,533 outstanding shares of our common stock. Of that amount, 7,543,007 shares will be freely tradeable, assuming no shares are purchased by our directors or executive officers in this offering. The shares held by our directors and executive officers will be subject to certain resale restrictions for 90 days following the closing of the offering.

We have not paid dividends in the past and we are restricted in our ability to pay dividends to our shareholders

We have not paid any cash dividends on our common stock to date and do not intend to pay cash dividends on our common stock in the foreseeable future. We intend to retain earnings to finance operations and the expansion of our business. Therefore, any gains from your investment in our common stock must come from an increase in its market price.

In addition, we are a holding company with no independent sources of revenue and would likely rely upon cash dividends and other payments from our subsidiaries to fund any cash dividends we decide to pay to our shareholders. Payment of dividends by our subsidiaries are subject to certain regulatory restrictions.

There are substantial regulatory limitations on ownership of our common stock and changes of control

With certain limited exceptions, federal regulations prohibit a person or company or a group of persons deemed to be “acting in concert” from, directly or indirectly, acquiring 10% or more (5% if the acquiror is a bank holding company) of any class of our voting stock or obtaining the ability to control in any manner the election of a majority of our directors or otherwise direct our management or our policies without prior notice or application to and the approval of the Federal Reserve. Accordingly, prospective investors need to be aware of and comply with these requirements, if applicable, in connection with any purchase of shares in this offering.

Although publicly traded, our common stock has substantially less liquidity than the average trading market for a stock quoted on the Nasdaq National Market, and our price may fluctuate in the future

Although our common stock is listed for trading on the Nasdaq National Market, the trading market in our common stock has substantially less liquidity than the average trading market for companies quoted on the Nasdaq National Market. As of May 9, 2006, the average daily trading volume of our common stock in 2006 was approximately 6,100 shares. A public trading market having the desired characteristics of depth, liquidity and orderliness depends on the presence in the marketplace of willing buyers and sellers of our common stock at any given time. This presence depends on the individual decisions of investors and general economic and market conditions over which we have no control. Although we believe that this offering will improve the liquidity of the market for our common stock, no assurance can be given that the offering will increase the volume of trading in our common stock.

The market price of our common stock may fluctuate in the future, and these fluctuations may be unrelated to our performance. General market price declines or overall market volatility in the future could adversely affect the price of our common stock, and the current market price may not be indicative of future market prices.

The market price of our common stock may decline after this offering

The market price per share at which we sell our common stock may be more or less than the market price of our common stock on the date the stock offering is consummated. If the actual purchase price is less than the market price for the shares of common stock, some purchasers in the offering may be inclined to immediately sell shares of common stock to attempt to realize a profit. Any such sales, depending on the volume and timing, could cause the market price of our common stock to decline. Additionally, because stock prices generally fluctuate over time, there is no assurance that purchasers of common stock in this offering will be able to sell shares after the offering at a price equal to or greater than the actual purchase price.

We have broad discretion to use the proceeds of this offering

We expect to use the net proceeds from this offering for the acquisition of Bristol Bank, the capitalization and formation of a state-chartered bank in Palm Beach County, the down-streaming of capital to our bank subsidiaries to support loan and deposit growth, the broadening of business lines, the repayment of a portion of our subsidiary banks’ subordinated debt and other general corporate purposes. Accordingly, we will have broad discretion as to the application of such proceeds. You will not have an opportunity to evaluate the economic, financial or other information on which we base our decisions on how to use these net proceeds. Our failure to use these funds effectively could have a material adverse effect on our financial condition and results of operations.

FORWARD-LOOKING STATEMENTS

We and our representatives may from time to time make written or oral statements that are “forward-looking” and provide other than historical information, including statements contained in this prospectus, our other filings with the Securities and Exchange Commission or in communications to our shareholders. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any results, levels of activity, performance or achievements expressed or implied by any forward-looking statement.

In some cases, we have identified forward-looking statements by such words or phrases as “will likely result,” “is confident that,” “expects,” “should,” “could,” “may,” “will continue to,” “believes,” “anticipates,” “predicts,” “forecasts,” “estimates,” “projects,” “potential,” “intends” or similar expressions identifying “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, including the negative of those words and phrases. These forward-looking statements are based on our management’s current views and assumptions regarding future events, future business conditions and the outlook for us based on currently available information. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those expressed in, or implied by, these statements. We caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made.

In connection with the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, we have identified in the “Risk Factors” section above important factors that could affect our financial performance and could cause our actual results for future periods to differ materially from any opinions or statements expressed with respect to future periods in any current statements. Bancshares of Florida, Inc. does not undertake to publicly update or revise its forward-looking statements even if experience or future changes make it clear that any projected results expressed or implied therein will not be realized.

USE OF PROCEEDS

We expect to receive net proceeds of $50 million from this offering ($57.6 million if the underwriters exercise their over-allotment in full), after deducting estimated discounts and underwriters’ fees and our estimated offering expenses, at the offering price of $21.50. We intend to use the net proceeds from the offering as follows:

Capitalization of Bank of Florida—Palm Beach County	$10,000,000
Cash Portion of Bristol Bank Merger Consideration	6,300,000
Capital Contribution to Bank of Florida—Tampa Bay	8,000,000
Repayment of Bank of Florida’s Subordinated Debt	3,000,000
Undetermined	22,700,000

Total	$50,000,000

The undetermined portion of the net proceeds will be available for our discretionary use and our management will have significant flexibility in applying those proceeds. Such uses may include the down-streaming of capital to our bank subsidiaries to support loan and deposit growth, the broadening of business lines and other general corporate purposes. We may also use a portion of the proceeds for the opening of a number of banking locations, the expansion of our operations in our existing markets or acquisitions. For example, we plan to open a branch in Aventura, Florida in the second quarter of 2006 and are considering opening a loan production office or branch in Pinellas County, Florida.

We have not yet determined the amount of net proceeds to be used specifically for each of the foregoing purposes. Pending their use as described above, we may invest the net proceeds of this offering in interest-bearing investment-grade instruments.

CAPITALIZATION

The following table sets forth our capitalization at December 31, 2005, and as adjusted to give effect to the sale of 2,500,000 shares of common stock in this offering, less the underwriting discount and commissions and estimated expenses, at the offering price of $21.50 per share. This table should be read in conjunction with the consolidated financial statements and notes thereto incorporated by reference into this document from our 2005 Annual Report on Form 10-K.

	December 31, 2005(1)
(dollars in thousands, except per share data)	Actual	As Adjusted(2)	Pro Forma As Adjusted(3)
Indebtedness
Subordinated debt	$11,000	$8,000	$8,000
Federal Home Loan Bank advances	3,000	3,000	3,000
Other borrowings	0	0	11,407

Total indebtedness	$14,000	$11,000	$22,407

Shareholders’ equity
Preferred stock, $0.01 par value; 1,000,000 shares authorized; no shares outstanding	0	0	0
Common stock, $0.01 par value; 20,000,000 shares authorized; 5,943,783 shares outstanding; 8,443,783 shares outstanding as adjusted; 9,110,783 shares outstanding pro forma as adjusted(4)	59	84	91
Additional paid-in capital	66,066	116,041	130,699
Accumulated deficit	(6,870)	(6,870)	(6,870)
Accumulated other comprehensive loss	(194)	(194)	(194)

Total shareholders’ equity	$59,061	$109,061	$123,726

Total capitalization	$73,061	$120,061	$146,133

Book value per share(5)	$9.94	$12.92	$13.58
Tangible book value per share	9.78	12.81	12.29
Capital ratios:(6)
Tier 1 leverage ratio	10.28%	17.82%	16.15%
Tier 1 capital to risk-weighted assets	10.48%	18.30%	16.90%
Total capital to risk-weighted assets	13.37%	20.47%	18.96%

(1)	This table excludes 943,379 shares of common stock issuable upon exercise of outstanding warrants and options, at a weighted average exercise price of $13.53 per share.
(2)	Adjusted for the issuance and sale of 2,500,000 shares in this offering. If the underwriters’ over-allotment option is exercised in full, common stock, additional paid-in capital and total shareholders’ equity would be $88, $123,616 and $116,640, respectively.
(3)	Pro forma adjustment for the issuance of 667,000 shares in the Bristol Bank merger.
(4)	Before the issuance of up to 375,000 shares of common stock pursuant to the underwriters’ over-allotment option.
(5)	Actual book value per share equals total shareholders’ equity of $59,061, divided by 5,943,783 shares issued and outstanding at December 31, 2005. Book value per share as adjusted equals total shareholders’ equity of $109,061 (assuming net proceeds of this offering of $50,000) divided by 8,443,783 shares (assuming issuance and sale of 2,500,000 shares). Book value per share pro forma as adjusted equals total shareholders’ equity of $123,726 (assuming an addition of $14,665 in shareholders’ equity) divided by 9,110,783 shares (assuming issuance of 667,000 shares in the Bristol Bank merger).
(6)	These ratios as adjusted assume that 85% of the net proceeds will be invested initially in loans and 15% in investment securities until utilized by Bancshares over time.

MANAGEMENT

Bancshares of Florida presently has 14 directors, seven executive officers (three of whom also sit on the Board) and five subsidiary or market Chief Executive Officers.

BANCSHARES OF FLORIDA, INC.
Executive Officers and Directors
Michael L. McMullan	Chief Executive Officer & President
Martin P. Mahan	Chief Operating Officer & EVP
John B. James	Director of Corporate Risk Management & EVP
Directors
Donald R. Barber	Vice Chairman, Boran Craig Barber Engel Construction Co., Inc.
Joe B. Cox, Esq.	Attorney at Law & Partner, Cox & Nici
Earl L. Frye	President & CEO, Downing & Frye
H. Wayne Huizenga, Jr.	President, Huizenga Holdings
LaVonne Johnson	Retired, Former Planner & Project Director, Allegheny County, PA
Edward Kaloust	CEO, Medi-Weight Loss Clinics
Harry K. Moon, M.D.	President, Himmarshee Surgical Partners
Michael T. Putziger	Vice Chairman, WinnCompanies & Counsel, Murtha Cullina, LLP
Richard Rochon	Chairman & CEO, Royal Palm Capital Partners
Ramon A. Rodriguez	President, Madsen Sapp Mena Rodriguez & Co.
Terry Stiles	Chairman & CEO, Stiles Corporation
Non-Director Executive Officers
Sharon I. Hill	Chief Accounting Officer & SVP
Tracy L. Keegan	Chief Financial Officer & EVP
Craig D. Sherman	Chief Loan Officer & EVP
Daniel W. Taylor	Director of Operations & Technology & EVP
Subsidiary or Market Presidents
Charles K. Cross	Palm Beach President, Bank of Florida
James L. Goehler	President & CEO, Bank of Florida—Southwest
Roy N. Hellwege	President & CEO, Bank of Florida—Tampa Bay
Julie W. Husler	President & CEO, Bank of Florida Trust Company
R. Mark Manitz	President & CEO, Bank of Florida

Board of Directors

Bancshares of Florida’s Board of Directors is presently composed of 14 people. Summaries of their business experience are below.

Michael L. McMullan, age 51, has served as a director, Chief Executive Officer and President of Bancshares of Florida since its inception in 1998 and currently serves as a director of Bank of Florida—Tampa Bay. He was also a director of Liberty Share Draft & Check Printers until the company was sold in 2005. Mr. McMullan began his career in banking in 1976, completing the Management Trainee Program at First Tennessee National Bank, Memphis. He became President and Chief Executive Officer of The Mississippi Bank, Canton Division in 1981. Subsequently, he managed the retail banking division of The Mississippi Bank from 1982 to 1983. He became President of First Mississippi National Bank, Jackson Division in 1983. In 1984, he accepted the position of Executive Vice President and manager of the Lending Division at Republic Bank of South Austin, Texas. In 1990, Mr. McMullan became the Commercial Banking Executive for C & S Bank of Florida’s Jacksonville-area bank. He was transferred to Naples in 1991, where he was named Chief Operating Officer of C & S Bank of Florida’s Collier County Bank. Subsequent to the merger with NCNB, he was named Senior Banking Executive and Commercial Banking Manager of NationsBank, Collier County. In 1993, he accepted the position of Commercial Banking Executive for NationsBank’s Broward County Division and

subsequently managed the Broward County and Palm Beach divisions and was the Florida Market Manager for NationsBank’s Financial Strategies Group. His last position with NationsBank, now Bank of America, was that of Manager of the Economic Development Office for the State of Florida. He has served on the Board of Directors of the United Way of Jackson, Mississippi and Broward County, Florida; the Boys and Girls Club of Broward County; and the Advisory Board of the Economic Development Councils in Collier County and Broward County. He has served on the Boards of the Broward Workshop and the Florida Bankers Association. Mr. McMullan received a BBS from the Chair of Banking at the University of Mississippi in 1976, and in 1979 received an MBA in Finance and Monetary Policy from Columbia University, New York.

Martin P. Mahan, age 53, was first elected to Bancshares of Florida’s Board of Directors in mid-2004. He is currently Chief Operating Officer and Executive Vice President of Bancshares of Florida and a director of Bank of Florida and Bank of Florida—Tampa Bay. Prior to assuming his full-time duties at Bancshares of Florida in 2004, he served as Chief Executive Officer and President of Bank of Florida from September 2002 to September 2004. Mr. Mahan began his banking career in 1976 with the Ft. Madison Bank & Trust Co. in Ft. Madison, Iowa. He moved to Florida in 1986, when he was appointed Executive Vice President of Retail Banking for Barnett Bank of Naples. In 1991, he was appointed EVP of Retail Banking for Barnett in Ft. Lauderdale, a position he held through 1996. In 1996, he transferred to Barnett’s home office in Jacksonville, Florida as EVP of Retail Banking for Barnett Banks, Inc. and served in that capacity through 1998. From 1998 to 2001, Mr. Mahan served as EVP of Retail Banking for Huntington Bancshares, Columbus Ohio. He is a 1975 graduate of the University of Iowa, Iowa City, with B.S. degree in Finance. Mr. Mahan is a graduate of Leadership Broward and has served on the Board of Directors of the Broward County Boys and Girls Club and the Broward County Chamber of Commerce Executive Committee.

John B. James, age 64, became Executive Vice President and Director of Corporate Risk Management of Bancshares in November 2005. He is also a founding director of Bancshares of Florida, Bank of Florida—Southwest, and Bank of Florida Trust Company. From October 2001 until November 2005, Mr. James was Chief Executive Officer and President of Bank of Florida—Southwest. Mr. James retired from NationsBank (now Bank of America) on December 31, 1997, after over 30 years in banking. Prior to his retirement, Mr. James served as EVP of Corporate Banking for C&S Banks, headquartered in Atlanta, President of the C&S Hillsborough County Bank, Tampa, and was responsible for all banking activities in Lee, Collier and Charlotte Counties for C&S Banks, Southwest Florida. Mr. James has been involved in many civic activities, including Collier County Educational Foundation Board, Junior Achievement of Southwest Florida and the Economic Development Council of Collier County, and has participated in the Leadership Lee and Leadership Southwest Florida Programs. Following service in the U.S. Army, Mr. James received his B.S. degree in 1967 from Florida State University.

Donald R. Barber, age 63, has been a director of Bancshares of Florida since 2002 and is the current Chairman of the Board of Bank of Florida—Southwest. Mr. Barber is the Vice Chairman of Boran Craig Barber Engel Construction Co., Inc. He is a graduate of the University of Florida and has served the construction industry in Naples for over 37 years. Mr. Barber has been twice recognized as “Builder of the Year” by the Collier Building Industry Association, given the “Silver Beaver Award” by the Boy Scouts of America and is a Laureate of Junior Achievement’s Business Leadership Hall of Fame. In addition to his professional affiliations with Associated Builders and Contractors, Collier Building Industry Association and Urban Land Institute, Mr. Barber currently is Chairman of the Education Foundation of Collier County’s Board Emeritus Council, a director of the Philharmonic Center for the Arts and serves as Co-Chairman of the Building Committee at North Naples United Methodist Church.

Joe B. Cox, Esq., age 66, is Vice-Chairman of Bancshares of Florida, Chairman of the Board of Bank of Florida Trust Company, a Director of Bank of Florida—Southwest, and Partner of Cox & Nici, P.A., a law firm in Naples, Florida. Mr. Cox was first elected to Bancshares of Florida’s Board in 1998. Mr. Cox received a Juris Doctorate in Law from the University of Tulsa Law School. He received his L.L.M. in Estate Planning from the University of Miami. Mr. Cox is Board Certified by the Florida Bar in Estate Planning and Taxation. He is a

Fellow of The American College of Trust & Estate Counsel. He is a member of the Collier County Bar Association, the Florida Bar Association, and the American Bar Association. Mr. Cox’s community activities include serving as Board Member of Naples Community Hospital Foundation, The Community School of Naples, and Moffitt Cancer Research Center. Mr. Cox has previously served as President of Collier County Heart Association, Forum Club, YMCA of Collier County Endowment Board, and Greater Naples Civic Association.

Earl L. Frye, age 77, has been a director of Bancshares of Florida since 1998. He is currently Chairman of Bancshares of Florida and was a former director of Bank of Florida—Southwest. Mr. Frye is President and Chief Executive Officer of Downing & Frye, a commercial real estate brokerage. Mr. Frye is a past President of the Naples Area Board of Realtors and Director of the Florida Association of Realtors, as well as past President of the Collier County Society of Real Estate Appraisers. His banking career began in 1968 when he served as a director of First National Bank and Trust Company of Collier County, which later merged with Southwest Florida Banks of Fort Myers. Southwest Florida Banks later merged with Sovran of Norfolk, Virginia, which became C&S Sovran. C&S Sovran then merged with NCNB of Charlotte. Mr. Frye served on all of the above parent boards and state boards, and was also Chairman of First National Bank of Collier County. After the merger of C&S Sovran and NCNB, which became NationsBank, Mr. Frye served on the Florida/Georgia Board of Directors and chaired the Trust Committee. He has also served as Trustee for Naples Community Hospital.

H. Wayne Huizenga, Jr., age 44, has been a member of Bancshares of Florida’s Board since 2003, and was a founding director of Bank of Florida. He is President of Huizenga Holdings, Inc., an investment and management company located in Fort Lauderdale, Florida. Huizenga Holdings, Inc. is a diversified company that manages investments in sports teams and venues, real estate, marinas and boat related businesses. Huizenga Holdings, Inc. owns the Miami Dolphins of the National Football League and Dolphins Stadium in South Florida. Mr. Huizenga received his B.S. from the University of Tampa in Tampa, Florida, in 1985. Mr. Huizenga was also a Vice President for Republic Industries, Inc., has worked at Blockbuster Entertainment Corporation, and served as President of Blue Ribbon Water Company. Mr. Huizenga serves as a Board member for the Luis Palau Evangelistic Association and Co-Honorary Chair of the South Florida Souper Bowl of Caring.

LaVonne Johnson, age 73, has been a director of Bancshares of Florida and Bank of Florida—Southwest since 1998. Ms. Johnson is a retired Planner and Project Director for Allegheny County, Pennsylvania. She and her husband maintain residences in both Marco Island, Florida and Pittsburgh, Pennsylvania. Mrs. Johnson is a member of the Board and Treasurer of the Art League of Marco Island, and is a member of the American Association of University Women. Mrs. Johnson also owned and operated clothing stores for career women in Pittsburgh, Pennsylvania. In addition, she served on her church council and was Chairman of the Education Committee. She also helped develop a child care center at the church and served on its Board. Mrs. Johnson has served in various elected capacities in Minnesota, including a member of the Board of Education, County Chairwoman of a political party and delegate to a National Political Convention. Mrs. Johnson received a B.A. degree from the University of Pittsburgh, and an M.P.A. degree from the University of Pittsburgh Graduate School of Public and International Affairs.

Edward Kaloust, age 64, has been a director of Bancshares of Florida since 2004. He is an entrepreneur and investor in Tampa, Florida and the Chief Executive Officer of Medi-Weight Loss Clinics. Mr. Kaloust also serves as Chairman of the Board of Bank of Florida—Tampa Bay and is also a director of Bank of Florida Trust Company. Mr. Kaloust was an insurance executive for over 40 years, and had been with New England Financial since 1969. From 1969 until December 2003, he was the Managing Partner of New England Financial’s Florida operations. He is the only two-time Manager of the Year in that organization’s history. Mr. Kaloust is a former director of Marblehead Bank and Trust, Marblehead, Massachusetts and is a graduate of American College in Bryn Mawr, Pennsylvania.

Harry K. Moon, M.D., age 56, is a director of Bancshares of Florida, Bank of Florida and Bank of Florida Trust Company. He was first elected to Bancshares of Florida’s Board in 2002. Dr. Moon also serves as the Chairman of the Board for Bank of Florida. He is a plastic and reconstructive surgeon, and author of numerous papers, book chapters and physician education videocassettes. He is President of Himmarshee Surgical Partners, a private medical practice. Until December 2002, he was Chairman and President of Cleveland Clinic Florida Foundation. Prior to that appointment, Dr. Moon was Chief Executive Officer of Cleveland Clinic Florida beginning in October 1997 and, prior to that, Chief of Staff from 1990. Dr. Moon conceived of and developed Cleveland Clinic Florida Naples, which is now an integral part of Cleveland Clinic Florida and helped Cleveland Clinic Florida become an international healthcare resource. Dr. Moon serves as a Board member of numerous civic organizations. In 1996, the Juvenile Diabetes Foundation recognized Dr. Moon as Father of the Year and during the same year, he was appointed by former Governor Lawton Chiles as a Resident Member of the Florida Council of 100. In early 2000, Dr. Moon was named the recipient of the Physician Business Leadership Award, a peer-directed award given by Florida Medical Business Magazine recognizing individual sectors of the healthcare industry. Most recently, Governor Jeb Bush appointed Dr. Moon to Florida Gulf Coast University’s Board of Trustees.

Michael T. Putziger, Esq., age 60, has been a director of Bancshares of Florida since 2002, and of Bank of Florida—Southwest since 1999. He is the Vice Chairman of the WinnCompanies, a private real estate development company headquartered in Boston, Massachusetts, that develops mixed-use properties. Mr. Putziger is also counsel to the law firm of Murtha Cullina, LLP. He served on the firm’s Board of Directors and its management committees for 30 years. He has represented banks and bank holding companies in general corporate matters. Mr. Putziger is Chairman of the Board of Directors of First Community Bank, Woodstock, Vermont. He also serves as a director of DSCI Corporation. Mr. Putziger has served as a director of First Bank in Chelmsford, Massachusetts, Shawmut Arlington Trust Company in Lawrence, Massachusetts, The Hibernia Savings Bank and Emerald Isle Bancorp in Quincy, Massachusetts and other northeastern located financial institutions. He received his B.A. from Syracuse University and his J.D. from Boston University.

Richard Rochon, age 48, has been a director of Bancshares of Florida since 2002. He was a founding director of Bank of Florida and currently serves as the Chairman of Bank of Florida’s Local Board in Palm Beach County, Florida. Mr. Rochon serves as Chairman and CEO of Royal Palm Capital Partners, a private investment and management fund. Mr. Rochon has also served as a director of Century Business Services, Inc. since October 1996, when he was elected as an independent director, and of Devcon International, a materials and aggregates and electronic securities company. Mr. Rochon is Chairman of the Board of Sunair, Inc., a specialty radio communications and pest control company. From 1985 to 2002, Mr. Rochon served in various capacities with, including as President of, Huizenga Holdings, Inc., a management and holding company owned by H. Wayne Huizenga. Mr. Rochon was a director of Boca Resorts, Inc. from 1996 through 2004. From 1979 until 1985, Mr. Rochon was employed as a certified public accountant by the public accounting firm of Coopers & Lybrand, L.L.P.

Ramon A. Rodriguez, CPA, age 60, is a director of Bancshares of Florida and of Bank of Florida. Mr. Rodriguez was first elected to Bancshares of Florida’s Board in 2002. Until March 2006, Mr. Rodriguez was Chief Executive Officer and President of Madsen Sapp Mena Rodriguez & Co., a public accounting firm located in Fort Lauderdale, Florida, when it was acquired by Crowe Chizek and Company, LLC. He is an owner of DME Corporation, a manufacturing company involved in the aerospace and defense business and also serves on the Board of Directors of Republic Services, Inc., a solid waste company listed on the New York Stock Exchange. He received his undergraduate degree with a major in Accounting in 1971 from Florida Atlantic University in Boca Raton, Florida. In 1983, he completed the Owner’s and President’s Management Program at Harvard Business School in Boston, Massachusetts. He is a former President of the Florida Institute of Certified Public Accountants and a former Chairman of the Florida Board of Accountancy. Mr. Rodriguez is an active Board member of a number of civic organizations, including the United Way of Broward County, WPBT Channel 2, Holy Cross Hospital and Broward Performing Arts Center. Mr. Rodriguez was previously a member of the Board of Directors of Barnett Bank of Broward County.

Terry Stiles, age 58, was first elected to the Board of Bancshares of Florida in 2004. He was a founding director and continues to serve as a director of Bank of Florida. Mr. Stiles is Chairman and Chief Executive

Officer of Stiles Corporation, a multi-million dollar, full-service real estate development company headquartered in Fort Lauderdale. He assumed leadership of the Fort Lauderdale-based company in 1971 and under his direction Stiles Corporation has expanded from a primarily residential construction firm to a full-service commercial real estate development company with established regional offices in Fort Myers and Tampa, Florida. Mr. Stiles is actively involved in his community. In 1999, the City of Fort Lauderdale elected him “Citizen of the Year.” He was designated “1995 Leader of the Year” by Leadership Broward Foundation, and was selected by the United Way as a “community hero” to carry the torch in the 1996 Olympic cross-country relay. Mr. Stiles has also received numerous awards and honors from his professional affiliation including the NAIOP (National Association of Industrial Office Properties) National Developer of the Year in 2000. Mr. Stiles was the National President of NAIOP in 1997-98. He is an active member of the Executive Committee of Broward Workshop and the Board of Directors of the Broward Alliance.

Non-Director Executive Officers

In addition to Messrs. McMullan, Mahan and James, our other executive officers are:.

Sharon I. Hill, age 48, has been Bancshares of Florida’s Chief Accounting Officer and Senior Vice President since October 2004. Prior to joining Bancshares of Florida, Ms. Hill was the Senior Vice President and Chief Accounting Officer of Republic Bank and the Senior Vice President and Controller of Republic Bancshares, Inc., from January 1995 to September 2004.

Tracy L. Keegan, age 40, joined Bancshares of Florida as our Chief Financial Officer and Executive Vice President effective January 1, 2006. Immediately prior to becoming our Chief Financial Officer, Ms. Keegan served as Chief Financial Officer for The Bankers Bank, Atlanta, Georgia. Previously, she spent 15 years in executive management roles at The Prudential Banks, a multi-bank organization and a subsidiary of Prudential Financial, Inc., in Atlanta, Georgia.

Craig D. Sherman, age 48, is Chief Loan Officer and Executive Vice President of Bancshares of Florida. Until 2003, Mr. Sherman was also Executive Vice President and Senior Lender for Bank of Florida—Southwest. Prior to joining Bank of Florida—Southwest in 1999, Mr. Sherman served as Senior Vice President and subsequently as Vice President and Commercial Team Leader for SouthTrust in Naples, Florida.

Daniel W. Taylor, age 59, has been the Director of Operations and Technology and an Executive Vice President of Bancshares of Florida since June 2004. Prior to joining Bancshares of Florida, Mr. Taylor was the Chief Executive Officer and President of EIBB, LLC an image item processing and software company.

Subsidiary and Market Presidents

Each of our individual subsidiaries and local markets is led by a President. Their business experience is summarized below.

Charles K. Cross, Jr., age 48, is currently the Palm Beach County President for Bank of Florida. He is also the proposed President, Chief Executive Officer, and a director for Bank of Florida—Palm Beach County, our proposed bank subsidiary. Mr. Cross has a variety of commercial and private banking experience with organizations including J.P. Morgan Trust Company and Wachovia Bank, where he was Senior Vice President for regional corporate banking for South Florida.

James L. Goehler, age 58, has been the President and Chief Executive Officer of Bank of Florida—Southwest since November 2005. Immediately prior to joining Bancshares, he served as Senior Vice President and Chief Administrative Officer for Fifth Third Bank in Naples, Florida

Roy N. Hellwege, age 48, is the founding President and Chief Executive Officer of Bank of Florida—Tampa Bay. Prior to joining Bancshares, he served as Community Bank President for the Tampa Bay Area Region for Gold Bank. Prior to that, he was Tampa Bay Area President and Chief Executive Officer for Colonial Bank.

Julie W. Husler, age 56, is the President and Chief Executive Officer of Bank of Florida Trust Company. Prior to joining Bancshares, she held various management positions in investment management and trust, commercial and mortgage lending, commercial banking, and regional consumer banking for Bank of America.

R. Mark Manitz, age 46, is the President and Chief Executive Officer of Bank of Florida. Prior to joining Bank of Florida, he served as Senior Vice President and Relationship Deepening Process Executive for the Consumer Real Estate Division and the Florida Small Business Banking Executive for Bank of America.

Subsidiary and Market Directors

Each of our subsidiaries and local markets has its own Board of Directors which provides leadership and direction to management.

BANK OF FLORIDA—SOUTHWEST		BANK OF FLORIDA
Donald R. Barber Chairman of the Board	Vice Chairman, Boran Craig Barber Engel Construction Co., Inc.	Harry K. Moon, M.D. Chairman of the Board	President, Himmarshee Surgical Partners

Polly M. Rogers Vice Chairman of the Board	Retired, Founding Director of Bancshares of Florida	Ramon A. Rodriguez, CPA Vice Chairman of the Board	President, Madsen Sapp Mena Rodriguez & Co.

Russell A. Budd	President & CEO, Professional Building Systems	Charles K. Cross, Jr.	Palm Beach County President, Bank of Florida

Thomas L. Cook, M.D.	Anesthesiologist, Collier Anesthesia, P.A.	Jorge H. Garcia, AIA, NCARB	CEO, Garcia Stromberg, Inc.

Joe B. Cox, Esq.	Attorney at Law & Partner, Cox & Nici	Keith Koenig	President, City Furniture

James L. Goehler	President & CEO, Bank of Florida—Southwest	Martin P. Mahan	EVP & COO, Bancshares of Florida

James J. Guerra, M.D.	Surgeon, Collier Sports Medicine & Orthopedic Center	R. Mark Manitz	President & CEO, Bank of Florida

Stanley Hole	Retired, Former Chairman Hole Montes, Inc.	Mark McCormick	President, Gulfstream Capital Holdings

John B. James	EVP & Director of Corporate Risk Management, Bancshares of Florida	Thomas J. Miller	CEO, Miller Construction Company

LaVonne Johnson	Retired, Former Planner & Project Director, Allegheny County, PA	Kaye Pearson	Founder & President, Show Management

Edward P. Morton	CEO, NCH Healthcare System	Steve H. Shelton	Co-CEO & Owner, Shelton Dealerships, Inc.

Michael T. Putziger, Esq.	Vice Chairman, Winn Companies & Counsel, Murtha Cullina, LLP	Terry Stiles	Chairman & CEO, Stiles Corporation

BANK OF FLORIDA—SOUTHWEST		BANK OF FLORIDA—TAMPA BAY
Craig D. Timmins	Partner, Investment Properties Corporation of Naples	Edward Kaloust Chairman of the Board	CEO, Medi-Weight Loss Clinics

Bernard L. Turner	Retired, Co-Founder & Former Chairman of Florida Coastal School of Law	Robert F. Shuck Vice Chairman of the Board	Executive Vice President, Raymond James & Associates, Inc.

Martin Wasmer	CEO, Wasmer, Schroeder & Company	Bradford G. Douglas	Principal, HuntDouglas Real Estate Services, Inc.

BANK OF FLORIDA TRUST COMPANY		Honorable M. Sam Gibbons	Retired, U.S. Representative, Tampa Bay Area

Joe B. Cox, Esq. Chairman of the Board	Attorney at Law & Partner, Cox & Nici	Roy N. Hellwege	President & CEO, Bank of Florida—Tampa Bay

Julie W. Husler	President & CEO, Bank of Florida Trust Company	H. Wingfield Hughes	President & Chairman, Forrester-Smith, Inc.

John B. James	EVP & Director Corporate Risk Management, Bancshares of Florida	Michael L. McMullan	President & CEO, Bancshares of Florida, Inc.

Edward Kaloust	CEO, Medi-Weight Loss Clinics	R. Searing Merrill	President, Boykin Barnett Companies

Douglas B. Kniskern, Esq.	Attorney at Law, Broad & Cassel	Mary Anne Reilly	CPA, Reilly, Fisher & Solomon, P.A.

Harry K. Moon, M.D.	President, Himmarshee Surgical Partners	L. David Shear, Esq.	Attorney at Law & Partner, Ruden, McClosky, Smith, Schuster & Russell, P.A.

Steve Shelton	CEO & Owner, Shelton Dealerships	Holly Tomlin, CPA	President, Tomlin Staffing

Martin M. Wasmer	CEO, Wasmer, Schroeder & Company

George A. Wilson, Esq.	Attorney at Law & Partner, Cheffy, Passidomo, Wilson & Johnson

BANK OF FLORIDA PALM BEACH COUNTY LOCAL BOARD
Richard C. Rochon Chairman of the Board	Chairman & CEO, Royal Palm Capital Partners	Charles R. Krauser	President, Atlantic Development & Management SE, Inc.

Jorge H. Garcia, AIA, NCARB Vice Chairman of the Board	CEO, Garcia Stromberg, Inc.	Thomas Laird, Ph.D.	President Laird West, LLC & Laird, LLC

Jan Carlsson	Assistant CEO, Lynn Insurance Group	Martin P. Mahan	EVP & COO, Bancshares of Florida, Inc.

Charles K. Cross, Jr.	Palm Beach County President, Bank of Florida	Betty Masi	Vice President, Seawood Builders

P. Rodney Cunningham	President, Boca Raton Transportation, Inc.	Howard McCall, Jr.	President, American Equipment Company

Timothy Devlin, CPA	Partner, Daszkal Bolton LLP	William R. McKay, M.D.	Partner, Lighthouse Orthopedic Associates

BENEFICIAL STOCK OWNERSHIP OF

SIGNIFICANT SHAREHOLDERS AND

DIRECTORS AND EXECUTIVE OFFICERS

To the best of our knowledge, and as disclosed in its Schedule 13-D filed with the Securities and Exchange Commission on February 13, 2006, the only beneficial owner of 5% or more of our outstanding shares is Ashford Capital Management, Inc., PO Box 4172, Wilmington, Delaware 19807, which owns 479,300 shares, or 8.09% of our outstanding shares of common stock.

The following table contains information regarding the current beneficial ownership of our common stock of each director and non-director executive officer as of April 20, 2006. The number and percentage of shares held by each person reflects the number of shares that person currently owns, plus the number of shares that person has the right to acquire through the exercise of stock options or warrants which are exercisable within the 60 days following April 20, 2006.

Name	Number of Shares Owned(1)	Right to Acquire(2)	% of Beneficial Ownership(3)
Donald R. Barber	54,160	16,277	1.10
Joe B. Cox	53,846	23,333	1.20
Earl L. Frye	74,750	28,994	1.62
Sharon I. Hill	—	4,000	0.06
H. Wayne Huizenga, Jr.	35,000	14,145	0.77
John B. James	32,559	39,633	1.13
LaVonne Johnson	210,384	21,069	3.61
Edward Kaloust	23,585	10,854	0.54
Tracy L. Keegan	—	—	—
Martin P. Mahan	35,216	67,500	1.60
Michael L. McMullan	18,584	107,500	1.97
Harry K. Moon, MD	25,272	19,334	0.70
Michael T. Putziger	139,010	7,416	2.29
Richard Rochon	10,000	8,605	0.29
Ramon A. Rodriguez	14,610	19,255	0.53
Craig D. Sherman	4,610	32,500	0.58
Terry W. Stiles	166,440	16,450	2.86
Daniel W. Taylor	3,500	8,000	0.18

All Directors and Executive Officers as a Group (18 individuals)	901,526	444,865	21.07%

(1)	Includes shares for which the named person:

•	has sole voting and investment power;

•	has shared voting and investment power with a spouse, or

•	holds in an IRA or other retirement plan program, unless otherwise indicated in these footnotes.

(2)	Includes shares that may be acquired by exercising stock options and/or warrants exercisable within 60 days of April 20, 2006.
(3)	The determination of “beneficial ownership” of our common stock is based upon Rule 13d-3 under the Securities Exchange Act of 1934, which provides that shares will be deemed to be “beneficially owned” where a person has, either solely or in conjunction with others, the power to vote or to direct the voting of shares and/or the power to dispose, or to direct the disposition of shares.

UNDERWRITING

Subject to the terms and conditions in the underwriting agreement dated May 9, 2006, the underwriters named below, for whom Raymond James & Associates, Inc. is acting as representative, have severally agreed to purchase from us the respective number of shares of our common stock set forth opposite their names below:

Underwriters	Number of Shares
Raymond James & Associates, Inc.	1,187,500
Allen & Company LLC	950,000
Ryan Beck & Co., Inc.	237,500
Janney Montgomery Scott LLC	25,000
Stifel, Nicolaus & Company, Inc.	25,000
Boenning & Scattergood Inc.	25,000
Cohen Brothers & Company	25,000
Florida Atlantic Securities Corp.	25,000

Total	2,500,000

The underwriting agreement provides that the obligations of the several underwriters to purchase and accept delivery of the common stock offered by this prospectus are subject to approval by their counsel of legal matters and to other conditions set forth in the underwriting agreement. The underwriters are obligated to purchase and accept delivery of all of the shares of common stock offered by this prospectus, if any are purchased, other than those covered by the over-allotment option described below.

The underwriters propose to offer the common stock directly to the public at the public offering price indicated on the cover page of this prospectus and to various dealers at that price less a concession not to exceed $0.774 per share, of which $0.100 may be reallowed to other dealers. After this offering, the public offering price, concession and reallowance to dealers may be reduced by the underwriters. No reduction will change the amount of proceeds to be received by us as indicated on the cover page of this prospectus. The shares of common stock are offered by the underwriters as stated in this prospectus, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part.

We have granted to the underwriters an option, exercisable within 30 days after the date of this prospectus, to purchase from time to time up to an aggregate of 375,000 additional shares of common stock to cover over-allotments, if any, at the public offering price less the underwriting discount. If the underwriters exercise their over-allotment option to purchase any of the additional 375,000 shares, each underwriter, subject to certain conditions, will become obligated to purchase its pro rata portion of these additional shares based on the underwriter’s percentage purchase commitment in this offering as indicated in the table above. If purchased, these additional shares will be sold by the underwriters on the same terms as those on which the shares offered by this prospectus are being sold. The underwriters may exercise the over-allotment option only to cover over-allotments made in connection with the sale of the shares of common stock offered in this offering.

At our request, the underwriters have reserved up to 183,650 shares of our common stock in the offering for sale to our directors and executive officers at the public offering price set forth on the cover page of this prospectus. These individuals must commit to purchase the reserved shares from an underwriter or a selected dealer at the same time as the general public. The number of shares available for sale to the general public will be reduced to the extent these individuals purchase the reserved shares. Any reserved shares purchased by our directors or executive officers will be subject to the restrictions on re-sale described below. We are not making loans to these officers or directors to purchase such shares.

The following table summarizes the underwriting compensation to be paid to the underwriters by us. These amounts assume both no exercise and full exercise of the underwriters’ over-allotment option to purchase additional shares. We estimate that the total expenses payable by us in connection with this offering, other than the underwriting discount referred to below, will be approximately $525,000.

	Per Share	Without Option	With Option
Underwriting discount payable by us	$1.29	$3,225,000	$3,708,750

We have agreed to indemnify the underwriters against various liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

Subject to specified exceptions, each of our directors and our executive officers has agreed for a period of 90 days after the date of this prospectus, without the prior written consent of Raymond James, not to offer, sell, contract to sell, pledge, grant any option to purchase or otherwise dispose of any shares of our common stock or securities convertible into or exercisable or exchangeable for any shares of our common stock. This agreement also precludes any hedging, collar or other transaction designed or reasonably expected to result in a disposition of our common stock or securities convertible into or exercisable or exchangeable for our common stock.

In addition we have agreed that for 90 days after the date of this prospectus, we will not directly or indirectly without the prior written consent of Raymond James, issue, sell, contract to sell, or otherwise dispose of or transfer, any of our common stock or securities convertible into, exercisable for or exchangeable for our common stock, or enter into any swap or other agreement that transfers, in whole or in part, the economic consequences of ownership of our common stock or securities convertible into, exercisable for or exchangeable for our common stock, except for our sale of common stock in this offering, the issuance of shares in connection with our acquisition of Bristol Bank, and the issuance of options or shares of common stock under our existing stock plans or employee benefit plans.

Notwithstanding the foregoing two paragraphs, if during the last 17 days of the 90 day period described above, we issue, or announce that we will release, material non-public information or experience a material event, the restrictions imposed by our agreement with the underwriters shall continue to apply, until the end of the 18 day period beginning upon such issuance or announcement.

Until this offering is completed, rules of the Securities and Exchange Commission may limit the ability of the underwriters and certain selling group members to bid for and purchase shares of our common stock. As an exception to these rules, the underwriters may engage in certain transactions that stabilize the price of our common stock. These transactions may include short sales, stabilizing transactions, purchases to cover positions created by short sales and passive market making. Short sales involve the sale by the underwriters of a greater number of shares of our common stock than they are required to purchase in this offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. In passive market making, the underwriter in its capacity as market maker in the common stock may, subject to limitations, make bids for or purchases of our common stock until the time, if any, at which a stabilizing bid is made.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the other underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

These activities by the underwriters may stabilize, maintain or otherwise affect the market price of our common stock. As a result the price of our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters without notice at any time. These transactions may be effected on the Nasdaq National Market or otherwise.

Certain representatives of the underwriters or their affiliates may in the future perform investment banking and other financial services for us and our affiliates for which they may receive advisory or transaction fees, as applicable, plus out-of-pocket expenses of the nature and in amounts customary in the industry for these financial services. Raymond James is currently a market maker in our common stock on the Nasdaq National Market, where our shares are listed under the symbol “BOFL.” In addition, Raymond James is serving as our financial advisor in connection with our pending acquisition of Bristol Bank.

Robert F. Shuck, Executive Vice President of Raymond James & Associates, Inc. and Vice Chairman Emeritus of Raymond James Financial, Inc. (the parent holding company of Raymond James & Associates, Inc.) also serves as a director of Bank of Florida - Tampa Bay. Mr. Shuck owns 20,000 shares of our common stock and holds warrants to acquire 9,889 shares of common stock at a price of $12.50 per share. The warrants expire on July 27, 2009.

The foregoing is a summary of the principal terms of the underwriting agreement and does not purport to be complete. Reference is made to a copy of the underwriting agreement which is on file as an exhibit to the Registration Statement.

TRANSFER AGENT

The transfer agent for our common stock is Registrar and Transfer Company, 10 Commerce Drive, Cranford, New Jersey 07016-3572, telephone number: (800) 368-5948.

LEGAL MATTERS

Certain legal matters relating to the common stock offered by this prospectus have been passed upon for Bancshares of Florida by Igler & Dougherty, P.A., Tallahassee, Florida. Certain matters will be passed upon for the underwriters by Smith Mackinnon, P.A., Orlando, Florida.

EXPERTS

The consolidated financial statements of Bancshares of Florida and subsidiaries as of December 31, 2005, and for year then ended, included in Bancshares of Florida’s Annual Report on Form 10-K, have been incorporated by reference herein in reliance upon the report of Hacker, Johnson & Smith, P.A., an independent registered public accounting firm, and upon the authority of said firm as an expert in accounting and auditing.

The consolidated financial statements of Bancshares of Florida and subsidiaries as of December 31, 2004 and 2003 and for the years then ended, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as an expert in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

Bancshares of Florida has filed a registration statement on Form S-3 with the Securities and Exchange Commission. This prospectus is a part of that registration statement. As allowed by Securities and Exchange Commission rules, this prospectus does not contain all the information you can find in the registration statement or the exhibits to the registration statement.

In addition, we file annual, quarterly and special current reports, proxy statements and other information with the Securities and Exchange Commission under the Exchange Act. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference rooms. You may read and copy this information at the following location of the Securities and Exchange Commission:

Public Reference Room

450 Fifth Street, NW

Room 1024

Washington, DC 20549

You may also obtain copies of this information by mail from the Public Reference Section of the Securities and Exchange Commission, 450 Fifth Street, NW, Room 1024, Washington, DC 20549, at prescribed rates. The Securities and Exchange Commission also maintains an Internet world-wide website that contains reports, proxy statements and other information about issuers, including Bancshares of Florida, who file electronically with the Securities and Exchange Commission. The address of that site is www.sec.gov.

You should rely only on information in this prospectus and in our related registration statement in making an investment decision. If other available information is inconsistent with information in this prospectus, including information in public files or provided by the banking regulatory agencies, such other information is superseded by the information in this prospectus. Bancshares of Florida does not have a dedicated website; however, its shareholder relations information is contained on a company-wide website at www.bankofflorida.com.

DOCUMENTS INCORPORATED BY REFERENCE

The Securities and Exchange Commission allows us to “incorporate by reference” the information we file with the Securities and Exchange Commission. This permits us to disclose important information to you by referring to these filed documents. Any information referred to in this way is considered part of this prospectus, except for any information superseded by information in, or incorporated by reference in, this prospectus. We incorporate by reference into this prospectus the following documents that we have filed with the Securities and Exchange Commission:

Securities and Exchange Commission Filings (File No. 000-50091)	Period
Current Reports on Form 8-K	Filed on January 26, 2006, January 27, 2006, March 7, 2006, March 8, 2006, March 30, 2006, April 3, 2006, April 4, 2006, April 12, 2006, April 19, 2006 and April 20, 2006

Proxy Statement on Schedule 14A	Filed on April 21, 2006

Annual Report on Form 10-K	Year ended December 31, 2005

Quarterly Report on Form 10-Q	Filed on May 4, 2006

The Description of Securities Contained in the Registration Statement on Form 8-A	Filed November 15, 2002

In addition, all reports that we file pursuant to Sections 13(a), 13(e), 14 or 15(d) of the Securities Exchange Act will also be deemed to be incorporated by reference into this prospectus. The information contained in this prospectus speaks only as of its date unless the information specifically indicates that another date applies. Information in this document about us has been supplied by us.

We will furnish without charge to you, on written or oral request, a copy of any or all of the documents incorporated by reference, including exhibits to these documents. You should direct any requests for documents to Tracy L. Keegan, Chief Financial Officer, Bancshares of Florida, Inc., 1185 Immokalee Road, Naples, Florida 34110, telephone (239) 254-2100.

Any statement contained in a document incorporated by reference in this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any subsequently filed document that is also incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

TABLE OF CONTENTS:

•	You should rely only on the information contained in this prospectus. We have not, and our underwriters have not, authorized any person to provide you with different information. If any one provides you with different or inconsistent information, you should not rely on it.

•	We are not, and our underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

•	You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only.

•	This prospectus does not constitute an offer to sell, or the solicitation of any offer to buy, any securities other than the securities to which it relates.

2,500,000 Shares

Common Stock

PROSPECTUS

RAYMOND JAMES

ALLEN & COMPANY LLC

RYAN BECK & CO.

May 9, 2006